FIRST AMENDMENT TO EMPLOYMENT AGREEMENT

This First Amendment is made and entered into as of October 31, 1995 by and between Assembly and Manufacturing Systems Inc. ("AMS"), and Dominick Savo ("Employee").

For good and adequate consideration, receipt of which is hereby acknowledged, that certain Employment Agreement between AMS and Employee, dated as of April 1, 1995, is hereby amended by the addition of a clause 3.5.6, as follows:

"3.5.6. As additional incentive compensation, such warrants to purchase the common stock of AMS' parent, SGI International, a Utah Corporation (ASGI@), upon such terms and conditions as the SGI Board of Directors shall determine, in its sole discretion."

 Employee                          Employer
                                   AMS


         /s/                                 /s/
By: ------------------         ---------------------------
     Dominick Savo             Joseph A. Savoca, Chairman


                              Exhibit 4.25.1